UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JUNE, 2006.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
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                 (Translation of registrant's name into English)


 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:   JUNE 29 2006                       /s/ Nikolaos Cacos
     ------------------------------        -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO

                          AMERA RESOURCES CORPORATION
                            (A Grosso Group Company)
                     Suite 709 - 837 West Hastings Street,
                Terminal City Club Tower, Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.ameraresources.com   E-mail: info@ameraresources.com

                           TSX Venture Exchange: AMS
                         Frankfurt Stock Exchange: OAY

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                          NEWS RELEASE - JUNE 29, 2006

      FORMER PLACER DOME EXPLORATION MANAGER JOINS AMERA'S MANAGEMENT TEAM

AMERA RESOURCES CORPORATION (AMS-TSX.V) and its wholly owned Peruvian subsidiary, Recursos de los Andes SAC, are pleased to announce that Mr. Enrique Figueroa has joined the management team as Exploration Manager, Western Latin America and will be based in Lima, Peru. Prior to joining Amera Mr. Figueroa was Exploration Manager for Placer Dome Peru.

 "With Mr. Figueroa's more than 30 years of experience in Mineral Exploration in Peru, his appointment represents a very strong addition to our existing team and we are very pleased that Mr. Figueroa has decided to join our group" stated Mr. Nikolaos Cacos, President and CEO.

Since 2003 Mr. Figueroa worked as Exploration Manager for Placer Dome Peru where he was responsible for overseeing all aspects of the company's exploration activities. Additionally he held positions as Manager of Mauricio Hochschild S.A. in Argentina, General Superintendent for Compania Minera Sipan SAC, and held various positions with Newmont in Peru including Business Manager for South America, Superintendent Geologist and Project Manager for Yanacocha.

Mr. Figueroa graduated from Universidad Nacional Mayor de San Marcos, Peru as a Geological Engineer (with honors) and has completed post graduate studies at Universidad Salamanca y El Instituto de Geologia Aplicada, Spain.

AMERA RESOURCES CORPORATION is a metals exploration company focused on the Americas. The Company has key projects in Peru, Argentina and Nevada and is constantly evaluating new opportunities through management's network of contacts in the resource sector. Amera is committed to growth and added shareholder value through gold and precious metal discoveries. Management is leveraging its talented people, its contact base and highly prospective projects into superior growth potential. Amera Resources Corporation trades under the symbol AMS on the TSX Venture Exchange in Canada and is managed by The Grosso Group.

ON BEHALF OF THE BOARD

/s/ Nikolaos Cacos
___________________________________
Mr. Nikolaos Cacos, President & CEO

For further information please contact Nikolaos Cacos, President & CEO, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email
info@ameraresources.com, or visit the Company's web site at http://www.ameraresources.com. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such
statements.                                                        2006 NUMBER 9